Exhibit 99.1

Medigus Further Strengthens Growth Plans With Appointment of
New Senior Executives and Regional Sales Managers

OMER, Israel, August 3, 2015 – Medigus Ltd. (Nasdaq: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and direct visualization technologies, announced the appointment of new senior executives and several U.S. regional sales managers. As previously announced, Doron Birger was appointed to the Board of Directors and Jeremy Starkweather was appointed as the new Vice President of U.S. Sales and Marketing. On August 1st, Gilad Mamlok commenced his engagement as Chief Financial Officer. Medigus also announced the appointment of four new regional sales managers in the U.S., also effective August 1st.

“Gilad Mamlok commenced his engagement as Chief Financial Officer. Medigus also announced the appointment of four new regional sales managers in the U.S., also effective August 1ogies, announced the appointment of new senior executives and severaltrong medical device manufacturer backgrounds, will help to ensure that we deliver on our ambitious plans for growth” said Chris Rowland, Chief Executive Officer of Medigus. “Each of these men brings relevant business development, commercialization and leadership skills to Medigus based on years of experience within the medical device space.  I envision that we will benefit immediately from their expertise.”

Mr. Doron Birger was appointed to Medigus’ Board of Directors

Doron Birger currently serves as a director of three publicly-traded life sciences companies in Israel (Hadasit Bio-Holdings Ltd., IceCure, and Medical Compression Systems), and as chairman and director of several private companies in the high-technology medical device space. He previously served as director and chairman of the board of Given Imaging, and as Chief Executive Officer of Elron Electronic Industries, Ltd., from 2002 until 2009. For all of these innovative, Israeli-based, medical device companies, he has played in a pivotal role in aligning their strategic direction, clinical and commercial planning.

For additional information about Mr. Birger, please visit: http://www.medigus.com/about-medigus/board-of-directors-home/181-mr-doron-birger.

Mr. Gilad Mamlok commenced in his role as the newly appointed Chief Financial Officer of Medigus
Gilad Mamlok brings over two decades of financial management and business development experience to his new role at Medigus. He previously was at the helm of corporate financial planning, including leading mergers and acquisitions, investor relations and corporate governance, for several public and private medical device and technology companies located in Israel and the U.S. Most recently, he served as Vice President of Finance at Covidien plc, following its acquisition of Given Imaging, where he was Senior Vice President, Global Finance and Accounting since 2005.

For additional information about Mr. Mamlok, please visit: http://www.medigus.com/investor-relations/corporate-governance/management-team/213-gilad-mamlok.

Mr. Jeremy Starkweather joined as Vice President of U.S. Sales and Marketing
Jeremy Starkweather will lead the U.S. commercialization strategy and the national sales team for the Medigus Ultrasonic Surgical Endostapler (MUSE™) system, the firm’s flagship medical device. Four new regional sales managers were appointed to U.S. sales team:

•    Scott Assencoa – Regional Sales Manager, East
•    Jason Ylizarde – Regional Sales Manager, West
•    Paul Spier – Regional Sales Manager, Midwest
•    Ryan Luttrell – Regional Sales Manager, Southeast

Jeremy brings over 15 years of experience in medical device sales and marketing to his new position. Prior to joining Medigus, he led the U.S. launch and commercialization efforts for Xlumena’s AXIOS™ Stent, following his long standing tenure at Boston Scientific, where he held multiple positions in sales, marketing, and market development in the GI Endoscopy division.

For additional information about Mr. Starkweather, please visit: http://www.medigus.com/investor-relations/corporate-governance/management-team/193-jeremy-starkweather.

About Medigus
Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Medigus is a pioneer developer of a unique proprietary endoscopic device, the MUSE™ system, to treat gastroesophageal reflux disease (GERD), one of the most common chronic diseases in the western world. As an expert in micro-endoscopic devices, Medigus has developed a range of micro CMOS (complementary metal-oxide semiconductor) and CCD (charge-coupled device) video cameras, including micro ScoutCam™ 1.2, which the company believes is the smallest in the world. These innovative cameras are suitable for both medical and industrial applications. The MUSE system incorporates Medigus’ revolutionary micro ScoutCam technology. Based on its proprietary technologies, Medigus designs and manufactures endoscopy and micro camera systems for partner companies, including major players in the medical and industrial fields. The company is committed to providing integrated solutions to meet all of its customer's imaging needs. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.microscoutcam.com.

Cautionary Statement Regarding Forward-Looking Statements
This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words.  By their nature, Forward-Looking Statements involve uncertainties which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, regulatory, legislative and policy changes, and clinical results. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

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MEDIA CONTACT:
Chantal Beaudry / Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com

INVESTOR RELATIONS:
Miri Segal-Scharia
Hayden/ MS-IR LLC
917-607-8654
msegal@ms-ir.com